August 27, 2024

VIA EDGAR

United States Securities and Exchange Commission (the “Commission”)

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady Kristina Marrone Kibum Park Pam Long

Re:	Ming Shing Group Holdings Limited (CIK No. 0001956166)
Request to Withdraw Registration Statement on Form F-1, as amended
(File No. 333-272861)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ming Shing Group Holdings Limited (the “Company”) respectfully requests the immediate withdrawal of the above-referenced registration statement on Form F-1 (File No. 333-272861) initially filed with the Commission on June 23, 2023, together with all exhibits thereto and amendments thereto (the “Registration Statement”), as originally declared effective by the Commission on June 27, 2024, effective as of the date hereof or at the earliest practical date thereafter.

The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement and it expects to file a new registration statement for the offering. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

* * *

If you have any questions regarding this request for withdrawal, please contact our counsel, Daniel D. Nauth of Nauth LPC by phone at 416-477-6031 or via e-mail at dnauth@nauth.com.

Very truly yours,

Ming Shing Group Holdings Limited

/s/ Chi Ming Lam

Chi Ming Lam
Chairman of the Board and Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC